                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT __)*


                          RELIABLE POWER SYSTEMS, INC.
                          ----------------------------
                                (NAME OF ISSUER)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   248238 10-7
                                 --------------
                                 (CUSIP NUMBER)


                              JOSEPH D. LIVINGSTON
                        C/O RELIABLE POWER SYSTEMS, INC.
                           399 PERRY STREET, SUITE 300
                              CASTLE ROCK, CO 80104
                                 (720) 733-8970

                                 WITH A COPY TO:

                               LISE HAMILTON, ESQ.
                            23761 MARINER DRIVE #144
                          DANA POINT, CALIFORNIA 92629
                                 (949) 493-6788
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 OCTOBER 5, 2001
                                 ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
    SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 248238 10-7


1. Name of Reporting Person(s).  S.S. or                JOSEPH D. LIVINGSTON

   I.R.S. Identification Number of Above Persons

2. Check the Appropriate Box if a Member of a Group     (a) [ ]     (b) [ ]

3. SEC Use Only

4. Source of Funds                                      [OO]

5. Check Box if Disclosure of Legal Proceedings is      [ ]
   Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization                 Colorado, United States
                                                        of America

   NUMBER OF       7.  Sole Voting Power                2,000,000
   SHARES
   BENEFICIALLY    8.  Shared Voting Power              -0-
   OWNED BY
   EACH            9.  Sole Dispositive Power           2,000,000
   REPORTING
   PERSON WITH    10.  Shared Dispositive Power         -0-

11. Aggregate Amount Beneficially Owned by Each         2,000,000
    Reporting Person

12. Check Box if the Aggregate Amount in Row (11)       [ ]
    Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)  18.6%

14. Type of Reporting Person                            IN


ITEM 1. SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the common stock, no par value ("Common Stock"), of Reliable Power Systems, Inc., a Colorado corporation (the "Company"). The Company has its principal executive offices at 399 Perry Street, Ste. 300, Castle Rock, Colorado 80104.

ITEM 2. IDENTITY AND BACKGROUND

         (a) Name of Person Filing:                    Joseph D. Livingston
         (b) Business Address, or, if none, Residence: Reliable Power Systems, Inc.
                                                       399 Perry Street, Suite 300
                                                       Castle Rock, CO 80104
         (c) Present Occupation:                       Vice Chairman of the Board and
                                                       CEO of Reliable Power Systems,
                                                       Inc.
         (d) Criminal convictions:                     None
         (e) Civil proceedings:                        None
         (f) Citizenship:                              Mr. Livingston is a United States
                                                       citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Joseph D. Livingston (the "Reporting Person") acquired 2,000,000 shares of the Company's Common Stock pursuant to an Amended and Restated Letter Agreement (the "Agreement"), dated as of October 5, 2001, entered into by and among the Reporting Person, the Company, Thomas J. Wiens ("Wiens"), First Western Industries, LLC ("First Western"), New West Capital Partner, LLC ("New West Capital Partner"), New West Capital, LLC ("New West Capital") (Wiens, First Western, New West Capital Partner and New West Capital, together, the "Surrendering Shareholders"), David H. Hoffmann ("Hoffmann") and John R. Walter ("Walter"). The Agreement is attached hereto as Exhibit 1. Pursuant to the Agreement, each of the Surrendering Shareholders surrendered all or a portion thereof of his or its shares of Common Stock of the Company to each of the Reporting Person, Hoffmann, Walter and the Company. Due to the financial difficulties of the Company and the Reporting Person's reputation, contacts, business acumen and, therefore, ability to assist the Company in obtaining additional financing, Wiens surrendered 2,000,000 shares of the Company's Common Stock to the Reporting Person. The amount of shares surrendered under the Agreement is set forth below:

                   NAME OF PARTY ACCEPTING SURRENDERED SHARES

SURRENDERING                                                    REPORTING
SHAREHOLDER                 COMPANY      WALTER     HOFFMANN      PERSON
------------------------  ----------   ---------   ----------   ----------
First Western                187,000   2,000,000    2,000,000            0
New West Capital Partner   1,500,000           0            0            0
New West Capital             100,000           0            0            0
Wiens                      1,000,000           0            0    2,000,000

         Following the surrender of the shares, the Company had 2,787,000 shares that became part of the Company's pool of authorized but not outstanding shares. Furthermore, in connection with the Agreement, the Reporting Person agreed to serve as a director on the Company's Board of Directors.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person's acquisition of the Company's shares was effected for the purpose of continuing his affiliation with the Company, which affiliation in terms of reputation, contacts and business acumen will assist the Company in its efforts to obtain additional financing.

         The Company is currently experiencing significant financial difficulties and is in need of additional financing. The Reporting Person is highly regarded in the Company's industry and a very experienced businessman. His continued affiliation with the Company will assist the Company in obtaining additional financing. Therefore, in order to induce the Reporting Person to remain affiliated with the Company, Wiens surrendered on October 5, 2001, certain of his shares in the Company to the Reporting Person pursuant to the Agreement.

         The Surrendering Shareholders determined that it was in their best interests and the best interests of the Company to enter into the Agreement. The parties to the Agreement anticipate that the Company will be assisted in its efforts to obtain additional financing as a result of the Reporting Person's continued affiliation with the Company. Furthermore, pursuant to the Agreement, the Reporting Person agreed to serve as a director on the Company's Board of Directors immediately following the execution of the Agreement.

         Except as stated above, the Reporting Person does not have any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Beneficial Ownership by the Reporting Person:                   2,000,000
            Shares Which There Is A Right To Acquire:
            Percentage Ownership by the Reporting Person
            of the Class of Securities:                                     18.6%

        (b) Number of Shares as to which such person has:
            (i)      Sole power to vote or to direct the vote:              2,000,000
            (ii)     Shared power to vote or direct the vote:               -0-
            (iii)    Sole power to dispose or direct the disposition of:    2,000,000
            (iv)     Shared power to dispose of or direct the disposition
                     of:                                                    -0-
        (c) Except as set forth in this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days.
        (d) Receipt of dividends, etc.:                                     Not applicable.
        (e) Ownership below 5%:                                             Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Agreement described in Item 3 and Item 4 above, the Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit I -  Amended and Restated Letter Agreement, dated as of
                      October 5, 2001, by and among the Reporting Person, the Company, Wiens, First Western, New West Capital Partner, Walter and Hoffmann.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 19, 2001                 Signature: /s/ Joseph D. Livingston
                                                  -----------------------------
                                                  JOSEPH D. LIVINGSTON

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
   I           Amended and Restated Letter Agreement, dated as of
               October 5, 2001, by and among the Reporting Person,
               the Company, Wiens, First Western, New West Capital
               Partner, Walter and Hoffmann.